UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

January 31, 2007

Metal Storm Limited ———————————————————————————————————
(Translation of registrant’s name into English)

Level 34, Central Plaza One, 345 Queen Street BRISBANE QLD 4000
——————————————————————————————————— (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: [x] Form 20-F [ ] Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934: [ ] Yes [x] No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

RM:JM:20

30 January 2007

The Manager
Company Announcements Office
Australian Stock Exchange Limited
Exchange Centre
20 Bridge Street
SYDNEY  NSW  2000

Dear Sir/Madam,

Update RE: Potential US Navy Contract

On 17 November 2006, the Company advised the market of a potential contract with the US Navy for the production of one (1) anti-personnel unattended weapons pod system utilising Electronic Ballistic Technology (EBT) and one (1)
operator unit.  At that time the Company expected to be advised of the outcome of this potential contract by 30 December 2006.

In a response to an ASX letter dated 3 January 2007 concerning a price query, the Company advised that it then expected advice of the outcome of this potential contract by mid January 2007.  Following further recent discussions with the US Navy, the Company’s understanding is that it will now be advised by mid to late February 2007.

Regards

Jim MacDonald
Chief Financial Officer/Company Secretary
Metal Storm Limited
Phone Direct: + 61 7 3123 4720

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Metal Storm Limited

Date: January 31, 2007	By:	James MacDonald
	Name:	James MacDonald
	Title:	Chief Financial Officer/Company Secretary